Stephen A. Riddick
Tel. 202.533.2338
Fax 202.331.3101
riddicks@gtlaw.com
June 23, 2006
VIA EDGAR AND VIA HAND DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jennifer Hardy, Branch Chief
Mail Stop 7010

Re:	Comstock Homebuilding Companies, Inc.
Registration Statement on Form S-3
File No. 333-134485
Filed: May 25, 2006
Form 10-K for the fiscal year ended December 31, 2005
Dear Ms. Hardy:
     On behalf of Comstock Homebuilding Companies, Inc. (the “Company”), enclosed please find Amendment No. 1 to the Company’s Registration Statement on Form S-3 initially filed on May 25, 2006. Amendment No. 1 to Form S-3 is marked to show changes from Form S-3.
     On behalf of the Company, we submit the following responses to the comments contained in the letter of comment of the Commission staff (the “Staff”) dated June 14, 2006. To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Staff’s comment letter.
Selling Security Holders, page 18
1.	Please describe the transaction(s) in which the selling shareholders received their shares or warrants. Please disclose the material terms of the escrow agreement entered into pursuant to the Purchase Agreement filed as exhibit 10.1.

U.S. Securities and Exchange Commission
June 23, 2006

Response:
     The Company has revised its disclosure on page 18 to include a description of the private placement transaction pursuant to which the selling security holders received their shares and warrants. Although the Company does not believe the escrow agreement is a material agreement, a description of the function of the escrow agreement has been added on page 18.
2.	Please describe any relationship that you had with any selling shareholder during the past three years pursuant to Item 507 of Regulation S-K.

Response:
     The Company has not had any relationship with any of the selling shareholders within the past three years.
3.	If any selling shareholder is a broker-dealer or an affiliate of a broker-dealer, please identify it as such. Please note that selling shareholders who are broker-dealers must be identified as underwriters in the prospectus. For selling shareholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

Response:
     To the knowledge of the Company, none of the selling shareholders are broker-dealers. A footnote has been added to the table under the section “Selling Security Holders” on page 19 indicating that two of the selling security holders are affiliates of a broker-dealer. Additionally, disclosure has been added in the footnotes, consistent with the disclosure under the section “Plan of Distribution” that the selling security holders have not informed the Company of any agreements, understandings or arrangements with any such broker-dealers for the distribution of the securities related to the prospectus.
4.	For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940

U.S. Securities and Exchange Commission
June 23, 2006

Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. See interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

Response:
     The Company has added footnotes to the table under the section “Selling Security Holders” on page 19 identifying the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.
Plan of Distribution, page 20
5.	To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

Response:
     The Company has revised the disclosure on page 20 to reflect that a prospectus supplement will be filed to the extent any successor(s) to the named selling stockholder wishes to sell under this prospectus.
Use of Proceeds, page 2I
6.	Please disclose your intended use of proceeds for the funds that you receive upon exercise of the warrants.

Response:
     The Company has amended its disclosure on page 21 to include a description of its intended use of proceeds for the funds received upon the exercise of the warrants.

U.S. Securities and Exchange Commission
June 23, 2006

Where You Can Find More Information, page 22
7.	Please specifically incorporate by reference all reports filed pursuant to Section 1 3(a) or Section 15(d) of the Exchange Act since the end of fiscal ended December 31, 2005. We note that you have not listed four current reports on Form 8-K that were filed since the end of fiscal 2005. Please refer to Item 12(a)(2) of Form S-3.

Response:
     The Company has amended its disclosure on page 22 to incorporate by reference all current reports on Form 8-K filed since the end of the fiscal year ended December 31, 2005. Please note that the current report on Form 8-K furnished to the Commission on March 8, 2006 has not been incorporated by reference in accordance with the requirement that only reports “filed” pursuant to Section 13(a) or 15(d) be incorporated by reference into the prospectus.
Form 10-K for the fiscal year ended December 31, 2005
Note 19, Subsequent Events, page F-28
8.	Please provide us with a comprehensive discussion of how you determined that financial statements of Parker Chandler Home, Inc. were not required to be filed in accordance with Rule 3-05 of Regulation S-X. In this regard, please provide us with your tests of significance.

Response:
     Topic Two Section I.D.3.b of the U.S. Securities and Exchange Commission Division of Corporation Finance’s Accounting Disclosure Rules And Practices, An Overview Training Material states “if the acquisition is made after registrant’s most recent fiscal year end and Form 10-K is filed before due date of Form 8-K (i.e., within 75 days of acquisition): => may evaluate significance using registrant’s financial statements for most recent fiscal year reported in Form 10-K.” Parker Chandler Homes, Inc. (“PCH”) was acquired on January 19, 2006. A Current Report on Form 8-K announcing the acquisition was filed on January 25, 2005. The due date of the Form 8-K for filing audited statements was April 4, 2006. We filed the December 31, 2005 Current Report Form 10-K on March 16, 2006. The Form 10-K was filed within 75 days following the acquisition of PCH. The December 31, 2005 numbers were used for the significance test based on the interpretive guidance in the Training Manual. See below for analysis of significance per Rule 3-05 of Regulation S-X, noting that the significance tests are not met:

U.S. Securities and Exchange Commission
June 23, 2006

Investment Test:
Comstock’s investment in business (1)	$69,098
Comstock’s consolidated total assets (2)	431,319
Investment percentage	16.0%

Asset Test :
Comstock’s share of PCH’s total assets	$59,153
Comstock’s consolidated total assets (2)	431,319
Asset percentage	13.7%

Income Test (Note 3):
Comstock’s equity in PCH’s income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle (3)	$1,850
Comstock’s income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle (4)	43,928
Income percentage	4.2%

(1)	Investment includes total consideration paid (GAAP purchase price), including the costs of the acquisition, assumed debt for which we are the legal obligor, and advances made.

(2)	Taken from the Consolidated Balance Sheet on the Annual Report filed on Form 10-K on March 16, 2006

(3)	Absolute value of loss

(4)	Taken from the Consolidated Statement of Operations on the Annual Report filed on Form 10-K on March 16, 2006
*     *     *     *     *

U.S. Securities and Exchange Commission
June 23, 2006

     Please do not hesitate to call me at (202) 533-2338 or Stephani Hildebrandt at (202) 530-8510 should you have any questions concerning this filing or any of the above responses.
Very truly yours,
/s/ Stephen A. Riddick
Stephen A. Riddick

cc:	Christopher Clemente, Chairman and Chief Executive Officer
Craig Slivka, Staff Attorney, Securities & Exchange Commission
John Cash, Accounting Branch Chief, Securities & Exchange Commission
Patricia Armelin, Staff Accountant, Securities & Exchange Commission